NEW WAY HOMES, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2018

NEW WAY HOMES, INC.

TABLE OF CONTENTS

DECEMBER 31, 2018

Independent Auditor's Report	Page 1 - 2
Statement of Financial Position	Exhibit A
Statement of Activities	Exhibit B
Statement of Functional Expenses	Exhibit C
Statement of Cash Flows	Exhibit D
Notes to Financial Statements	Exhibit E Pages 1 - 11

WALTERS & KONDRASHEFF
Certified Public Accountants
4 Carbonero Way, Suite A
Scotts Valley, CA 95066
Telephone (831) 429-8617
FAX (831) 429-6537
www.waltersandkondrasheff.com

INDEPENDENT AUDITOR'S REPORT

Board of Directors
New Way Homes, Inc.

We have audited the accompanying financial statements of New Way Homes, Inc. (a nonprofit organization), which comprise the statement of financial position as of December 31, 2018, and the related statements of activities and cash flows for the year then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.



Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of New Way Homes, Inc. as of December 31, 2018, and the changes in its net assets and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Walters & Kondrasheff

Walters & Kondrasheff
Certified Public Accountants

Scotts Valley, California
August 23, 2019

NEW WAY HOMES, INC.
STATEMENT OF FINANCIAL POSITION
December 31, 2018

ASSETS

CURRENT ASSETS	
Cash (Note 2)	$ 276,232
Prepaid Expenses	5,306
Total Current Assets	281,538
NON-CURRENT ASSETS	
Related Party Note & Interest Receivable (Note 4)	1,380,375
FIXED ASSETS	
Computers (net of $354 accumulated depreciation)	1,280
OTHER ASSETS	
Work in Process (Note 8)	6,152
Restricted Cash (Note 2)	6,500
Total Other Assets	12,652
TOTAL ASSETS	$ 1,675,845

LIABILITIES AND NET ASSETS

CURRENT LIABILITIES	
Accounts Payable	$ 168
Accrued Interest	11,136
Deferred Exchange Transaction (Note 8)	109,483
Total Current Liabilities	120,787
NON-CURRENT LIABILITIES	
Notes Payable (Note 6)	1,185,200
TOTAL LIABILITIES	1,305,987
NET ASSETS	
Without Donor Restrictions	369,759
With Donor Restrictions	100
Total Net Assets	369,859
TOTAL LIABILITIES AND NET ASSETS	$ 1,675,845

See accompanying notes and independent auditor's report.

NEW WAY HOMES, INC.
STATEMENT OF ACTIVITIES
For the Year Ended December 31, 2018

	Net Assets Without Donor Restrictions	Net Assets With Donor Restrictions	Total
REVENUE			
Grants & Contributions	$ 4,983	-	$ 4,983
Interest Income	55,537	-	55,537
Donated Services	4,800	-	4,800
Total Revenue	65,320	-	65,320
EXPENSES:			
Program Services	63,145	-	63,145
General and Administrative	26,885	-	26,885
Fundraising	9,938	-	9,938
Total Expenses	99,968	-	99,968
DECREASE IN NET ASSETS	(34,648)	-	(34,648)
NET ASSETS, BEGINNING OF YEAR	294,507	110,000	404,507
NET ASSETS RELEASED FROM RESTRICTION	109,900	(109,900)	-
NET ASSETS, END OF YEAR	$ 369,759	$ 100	$ 369,859

See accompanying notes and independent auditor's report.

Exhibit C

NEW WAY HOMES, INC.
STATEMENT OF FUNCTIONAL EXPENSES
For the Year Ended December 31, 2018

	Program	General & Administration	Fundraising	Total
Interest	$ 46,305	$ -	$ -	$ 46,305
Accounting	-	10,960	-	10,960
Insurance	5,060	5,061	-	10,121
Legal Expenses	1,508	3,207	-	4,715
Outside Services	7,875	260	7,875	16,010
In-Kind Services	-	4,800	-	4,800
Other Costs	(475)	-	-	(475)
Business Registration Fee	20	642	-	662
Travel	1,346	-	-	1,346
Subscriptions & Reference Materials	-	176	-	176
Facilities & Equipment	131	327	-	458
Conference and Meeting	1,268	30	2,042	3,340
Printing	48	723	-	771
Postage	9	207	-	216
Supplies	-	437	21	458
Bank Charge	50	55	-	105
Total Functional Expenses	$ 63,145	$ 26,885	$ 9,938	$ 99,968

See accompanying notes and independent auditor's report.

NEW WAY HOMES, INC.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2018

CASH FLOWS FROM OPERATING ACTIVITIES

Decrease in Net Assets	$ (34,648)
Adjustments to Reconcile Decrease in Net Assets to Net Cash used By Operating Activities:	
Depreciation	327
Amortization	3,225
(Increase) Decrease in:	
Pledges Receivable	10,000
Accrued Interest Receivable	(54,859)
Prepaid Expenses	(340)
Decrease in:	
Accounts Payable	(866)
Accrued Interest Payable	(18,867)
Deferred Exchange Transaction	(1,743)
NET CASH USED BY OPERATING ACTIVITIES	(97,771)
CASH FLOWS FROM INVESTING ACTIVITIES:	
Loan to Related Party	(699,900)
Additions to Work in Process	(4,637)
NET CASH USED BY INVESTING ACTIVITIES:	(704,537)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Proceeds from Loans	817,000
Capitalized Loan Fees	(3,775)
NET CASH PROVIDED BY FINANCING ACTIVITIES	813,225
NET INCREASE IN CASH AND CASH EQUIVALENTS	10,917
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	265,315
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 276,232
SUPPLEMENTAL CASH FLOW DISCLOSURES	
Amount Paid for Interest	$ 61,947

See accompanying notes and independent auditor's report.

NEW WAY HOMES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2018

NOTE 1 -   NATURE OF ACTIVITIES AND SUMMARY OF SIGNIFICANT POLICIES:

Nature of Activities:

The Organization is a California Not-For-Profit Corporation, which is exempt from Federal income tax under Section 501 (c)(3) of the Internal Revenue Code and by the California Franchise Tax Board. The Organization was formed to significantly increase the availability and affordability of rental housing in the Monterey Bay region and other areas of California to vulnerable and low-income populations by making charitable loans that are used to increase the rate of development of new affordable housing, including within mixed income housing projects by assembling capital from sources that have not typically been investing in affordable housing. Established in 2015, the Organization operates an impact investment fund to finance significant housing development projects to address the region's housing crisis. The New Way Homes impact investment fund enables the development of less expensive rental housing through an array of strategies that include, but are not limited to a lower cost of capital, high density modular construction, and partnerships with local government and nonprofit agencies.

Basis of Accounting:

The financial statements are presented on an accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

Basis of Presentation:

Accounting standards require the Organization to report information regarding its financial position and activities according to three classes of net assets: unrestricted net assets, temporarily restricted net assets, and permanently restricted net assets.

Cash and Cash Equivalents:

The Organization considers all highly liquid investments with maturities of three months or less as cash equivalents. The carrying value of cash and cash equivalents approximates fair value because of the short maturities of those financial instruments. The Organization's did not hold any cash equivalents as of December 31, 2018.

NEW WAY HOMES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2018

NOTE 1 - NATURE OF ACTIVITIES AND SUMMARY OF SIGNIFICANT POLICIES (continued):

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

Public Support and Revenue:

Contributions of cash and other assets are reported as unrestricted, temporarily restricted, or permanently restricted support depending on the existence and/or nature of any donor restrictions.

When a donor restriction expires, that is, when a stipulated time restriction ends or purpose of restriction is accomplished, temporarily restricted net assets are reclassified as unrestricted net assets and reported in the statement of activities as net assets released from restrictions.

Pledges to Give:

Contributions are recognized when the donor makes a pledge to give to the Organization that is, in substance, unconditional. Contributions that are restricted by the donor are reported as increases in unrestricted net assets if the restrictions expire in the fiscal year in which the contributions are recognized. All other donor-restricted contributions are reported as increases in temporarily or permanently restricted net assets depending on the nature of the restrictions. When a restriction expires, temporarily restricted net assets are reclassified to unrestricted net assets. The Organization uses the allowance method to determine uncollectible unconditional promises receivable. The allowance is based on prior years' experience and management's analysis of specific promises made. The Organization's management is of the opinion that all pledges are deemed collectible, therefore, at December 31, 2018, no allowance for uncollectible amounts had been provided.

NEW WAY HOMES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2018

NOTE 1 - NATURE OF ACTIVITIES AND SUMMARY OF SIGNIFICANT POLICIES (continued):

In Kind Contributions:

In-kind contributions are recognized in the financial statements at fair market value at the date of contribution. Contributed services that require a specialized skill and which the Organization would have paid for if not donated are recorded at the estimated fair market value at the time the services are rendered. During the fiscal year under audit the organization received donated accounting services meeting the recognition criteria. The organization values those services at $4,800.

Property, Equipment and Depreciation:

It is a policy of the Organization only to capitalize property and equipment acquisitions in excess of $1,000. Acquisitions of lesser amounts are expensed.

Purchased property and equipment are stated at cost. Donated assets and materials are recorded at their fair market value at the date of the gift.

Depreciation is computed using the straight-line method of accounting over the assets' estimated useful lives. Any impaired assets are written down to their actual value.

NOTE 2 - CASH AND EQUIVALENTS:

At December 31, 2018, the Organization's cash and cash equivalents are comprised of interest bearing checking and savings accounts. $6,500 is restricted as a cash collateral account for the Housing Trust of Silicon Valley Loan and is required to be kept in a separate account (see Note 5).

NOTE 3 - CONCENTRATION OF CREDIT RISK:

Deposits with banks and certain financial institutions are insured by the Federal Deposit Insurance Corporation (FDIC) up to an aggregate balance of $250,000 per depositor. The Organization maintains deposits with one bank and, from time to time, the balance may exceed the insured amount. As of December 31, 2018, the amount exceeding the federally insured limit, and therefore not covered by FDIC insurance, was $32,751.

NEW WAY HOMES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2018

NOTE 4 -   NOTE RECEIVABLE – RELATED PARTY:

In 2018 the Organization made loans totaling $699,900 to Envision I, LLC for predevelopment purposes, as part the organization's mission. The President of the Organization, Sibley Verbeck Simon, is a co-Managing Member and a co-owner of Envision I, LLC (Note 11).

The interest accrues on the related party notes at 6%. All principle and accrued interest is payable on October 14, 2022. As of December 31, 2018 the related party note receivable principle balance was $1,299,900 and the accrued interest receivable was $80,475.

As of December 31, 2018 Envision I, LLC had a line of credit with the Organization to borrow up to $1,300,000 therefore Envision I, LLC had unused credit with the Organization in the amount of $100. Subsequent to December 31, 2018 the Line of Credit was increased to $1,700,000. See Note 13.

NOTE 5 -   RELATED PARTY PROJECT ASSIGNMENT, BILL OF SALE AND SECURITY AGREEMENT:

In September 2018 the Organization received approval from the Board of Directors to form a single member LLC for the purpose of entering into a Project Assignment, Bill of Sale and Security Agreement to transfer the low income housing development at 115 and 119 Coral Street, from Envision I, LLC into the single member LLC. In exchange for the predevelopment assets, the LLC will assume a portion of Envision I, LLC's debt in the amount of $838,940. Envision I, LLC will remain a co-signor on the loan.

NOTE 6 -   NOTES PAYABLE:

In May of 2016 the Organization issued a "Private Placement Memorandum" in order to offer up to $500,000 in "First Project Development Notes" (FPDN) and $10,000,000 "New Way Homes Investment Notes" (NWHN) in order to finance the creation of new rental housing units that will increase the equitable access to housing in the Monterey Bay.

The Notes are unsecured and speculative and investment in the Notes involves a high degree of risk. These promissory notes, offered as securities, have not been registered under the Securities Act of 1933, as amended (the "Securities Act"), or any applicable state or foreign securities laws, nor has the United States Securities and Exchange Commission (the "SEC") or any state or foreign regulatory authority passed upon the accuracy of, or adequacy of, the Private Placement Memorandum, or endorsed the merits of the offering.

NEW WAY HOMES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2018

NOTE 6 -   NOTES PAYABLE (continued):

The Notes are offered to "accredited investors" as defined in rule 501 of Regulation D promulgated under the Securities Act, and all investors are subject to verification by the Organization of the investor's status as an accredited investor. Each investor must represent that he/she/it can bear the economic risk of losing the entire investment and that he/she/it has knowledge and experience in financial matters and is capable of evaluating the relative risk and merits of this investment. The Notes are subordinated to current and future obligations of the Organization.

First Project Development Notes (FPDN):

As of December 31, 2017 the Organization had raised $320,000 in FPDN, paying 10% simple interest through June 28, 2018. On June 28, 2018 the FPDNs were converted to NWHNs with the same principle balance as the FPDNs and with maturity dates of June 28, 2028.

New Way Homes Investment Notes (NWHN):

During 2017 the Organization issued NWHN totaling $50,000. During 2018 the Organization issued NWHN totaling $267,000. As of December 31, 2018 the Organization owed $637,000 in NWHN. The NWHN mature on June 28, 2028 and interest will accrue in an amount that will depend on the Organization's top-line revenue stream with a minimum of the applicable federal rate on the date of note and a maximum of 9% annually. During 2018 the interest rate paid was 3.05%.

Housing Trust of Silicon Valley:

On August 9, 2017 the Organization was approved for a $200,000 predevelopment loan from the Housing Trust of Silicon Valley (Lender) for the sole purpose of making a predevelopment loan to Envision I, LLC. Envision I, LLC will utilize the loan funds that it receives from the Organization for the sole purpose of paying for Lender approved predevelopment costs in connection with the development of an affordable housing project for people exiting chronic homelessness, on a portion of the property located at 115 and 119 Coral St. The project will provide 99 affordable units for households earning 50% of the area median income or below and one unit for the property manager.

NEW WAY HOMES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2018

NOTE 6 -   NOTES PAYABLE (continued):

Housing Trust of Silicon Valley:

As security for the loan the Organization must fund a "cash collateral account" equal to the total amount of Predevelopment Disbursements.

The interest rate on the note is 5% with monthly interest only payments due on the 1st of the month beginning September 1, 2017. The unpaid principle balance is payable on August 9, 2020.

As of December 31, 2018 the only disbursements from the loan were $6,500 for loan closing costs, therefore the required cash collateral is $6,500 and is shown as restricted cash on the Balance Sheet.

Community Foundation of Santa Cruz County:

On August 1, 2018 the Organization secured a $350,000 loan from the Community Foundation of Santa Cruz County for the purpose of providing loans for the development of affordable housing in Santa Cruz County.

The interest rate on the note is 3% with quarterly interest only payments beginning on February 1, 2019. The unpaid principle balance is due on July 31, 2025.

As of December 31, 2018 the principle balance was $100,000 and the accrued interest payable was $238.

Sisters of Saint Dominic Congregation of the Most Holy Rosary of Adrian, MI:

On September 1, 2018 the Organization secured a $250,000 loan from the Sisters of Saint Dominic for the purpose of funding low income housing projects. The note is secured by a UCC-1 financing statement.

The interest rate on the note is 3% with quarterly interest only payments beginning on December 1, 2018. The unpaid principal balance is due on September 1, 2023.

As of December 31, 2018 the principle balance was $250,000 and the accrued interest payable was $632.

NEW WAY HOMES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2018

NOTE 6 -   NOTES PAYABLE (continued):

Religious Communities Investment Fund:
On June 1, 2018 the Organization secured a $200,000 loan from the Religious Communities Investment Fund for the purpose of increasing the loan pool and lending monies for affordable housing in Santa Cruz County.

The interest rate on the note is 3% with quarterly interest only payments due beginning on September 1, 2018. The unpaid principal balance is due on June 1, 2023.

As of December 31, 2018 the principal balance was $200,000 and the accrued interest payable was $518.

Community Vision (Formerly the Northern California Community Loan Fund):

On August 7, 2018 the Organization secured a $30,000 loan from Community Vision for the purpose of lending funds to Envision I, LLC (Note 10) for a development at 900 High Street in the City of Santa Cruz, California. The loan may be forgiven if the project is determined to be infeasible.

The loan is collateralized with all tangible and intangible personal property of the Organization excluding restricted cash collateral accounts. See Housing Trust of Silicon Valley, above.

Interest does not accrue on the loan and the unpaid principal balance is due on August 7, 2020. As of December 31, 2018 the Organization had not taken any draws from this loan therefore the principal balance was $-0-.

Dignity Health:

On March 1, 2018 the Organization secured a $200,000 loan from Dignity Health for working capital in connection with low income housing projects. The interest rate is 3% and the maturity date is March 1, 2023. No draws were taken from this loan during 2018 therefore the principal balance as of December 31, 2018 was $-0-.

NEW WAY HOMES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2018

NOTE 6 -   NOTES PAYABLE (continued):

Future Maturities of Debt:

The future maturities of debt are as follows:

Year Ending December 31,	
2019	$ -
2020	6,500
2021	-
2022	-
2023	450,000
Thereafter	737,000
	$1,193,500

Unamortized Loan Fees:

As of December 31, 2018 unamortized loan fees totaled $8,300 and are included as a reduction in the note payable balance as required by generally accepted accounting principles.

NOTE 7 -   PROPERTY AND EQUIPMENT:

At December 31, 2018, the assets and related accumulated depreciation balances are as follows:

	Cost	Accumulated Depreciation	Net
Computers	$ 1,634	$ 354	$ 1,280
Total	$ 1,634	$ 354	$ 1,280

NOTE 8 -   WORK IN PROCESS/DEFERRED EXCHANGE TRANSACTION:

During 2017 the Organization received a grant from the Central California Alliance for Health (the Alliance) which it has determined to be an exchange transaction. The grant is for $150,000 and is for the purpose of supporting the planning of a new supportive housing project at 115 and 119 Coral Street, Santa Cruz, CA. Since the Organization is not able to use this grant as part of the investment fund, they will use the grant to pay for project related costs directly. As of December 31, 2018 the Organization had received $112,500 of the $150,000 allocated through this grant and $3,017 had been used for project costs.

NEW WAY HOMES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2018

NOTE 8 -   WORK IN PROCESS/DEFERRED EXCHANGE TRANSACTION (continued):

specific costs. The project specific costs are included on the balance sheet in the Work in Process asset account. The amount of the grant that had been received but not disbursed as of December 31, 2018 was $109,483 and is shown on the balance sheet as a Deferred Exchange Transaction liability.

NOTE 9 -   UNCERTAIN TAX POSITIONS:

The Organization implemented the new accounting standards associated with uncertainty in income taxes. Accordingly, the Organization shall initially recognize the financial statement effects of a tax position when it is more-likely-than-not, based on the technical merits, that the position will be sustained upon examination. The Organization believes that it has appropriate support for any tax positions taken, and as such, does not have any uncertain tax positions that are material to the financial statements.

For the federal tax jurisdiction, tax years for 2015 through 2018 remain open and could be subject to examination. For the state tax jurisdiction, the tax years 2014 through 2018 remain open and subject to examination.

NOTE 10 -   NET ASSETS WITH DONOR RESTRICTIONS:

In year ending December 31, 2016 the Organization received a $500,000 donor restricted, recoverable grant from the Silicon Valley Community Foundation for the funding of new construction projects with a primary focus on residential units for permanent supportive housing, low income housing, workforce housing, and/or housing where the primary beneficiary are groups struggling to maintain housing in the Monterey Bay Region. The Organization is required to repay any income generated from the grant principle, with 0% interest, after the end of the grant period, June 30, 2026. As of December 31, 2018, Management asserts that there will be no amount due at the end of the grant period and therefore has not recorded a liability. During 2018, the remaining $100,000 of these donor restricted funds were lent out to Envision I, LLC (Note 11) for predevelopment purposes and were therefore released from restrictions leaving a balance of $100 net assets with donor restrictions.

NEW WAY HOMES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2018

NOTE 11 - RELATED PARTY TRANSACTIONS:

Envision I, LLC:

As of December 31, 2018 the Organization had made loans totaling $1,299,900, to Envision I, LLC for predevelopment purposes, as part the organization's mission. The President of the Organization, Sibley Simon, is a co-Managing Member and a co-owner of Envision I, LLC.

The interest accrues on the related party notes at 6%. All principle and accrued interest is payable on October 14, 2022. As of December 31, 2018 the related party accrued interest receivable was $80,475.

Envision Housing, LLC:

Envision I, LLC has a contract with Envision Housing, LLC for predevelopment services. The President of the organization, Sibley Simon, is a Co-Managing Member and a Co-Owner of Envision Housing, LLC and Envision I, LLC. During the year ending December 31, 2018 Envision I, LLC paid Envision Housing LLC $360,000.

NOTE 12 - FUNCTIONAL EXPENSE ALLOCATION:

The financial statements report certain categories of expenses that are attributable to more than one program or supporting function. Therefore, these expenses require allocation on a reasonable basis that is consistently applied. The expenses that are allocated include insurance, legal, conferences and meetings, and facilities and equipment, which are allocated on the basis of estimates of time and effort.

NOTE 13 - LIQUIDITY AND AVAILABILIY OF FINANCIAL ASSETS:

New Way Homes, Inc. has $275,233 of financial assets available within 1 year of the balance sheet date to meet cash needs consisting of cash of $275,233. None of the financial assets are subject to donor or other contractual restrictions that make them unavailable for use within one year of the balance sheet date. New Way Homes, Inc. has a goal to maintain financial assets, which consist of cash, on hand to meet 180 days of normal operating expenses, which are, on average, approximately $50,000. New Way Homes, Inc. has contingent assets of $480,000 in the form of unused drawdown capacity on loans to New Way Homes, Inc. that can be drawn down within one year of the balance sheet date. New Way Homes, Inc. has a policy to structure its financial assets to be available as its general

NEW WAY HOMES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2018

NOTE 13 -   LIQUIDITY AND AVAILABILIY OF FINANCIAL ASSETS (continued):

expenditures, liabilities, and other obligations come due. In addition, as part of its liquidity management, New Way Homes Board will review the projected cash needs of the organization and the assets available for investment semi-annually.

NOTE 14 -   SUBSEQUENT EVENTS:

In January 2019 the Organization obtained additional financing from one new accredited investor in the amount of $25,000. In January 2019 the Organization obtained additional financing from one follow up investor in the amount of $2,000. In April 2019 the Organization obtained additional financing from one new accredited investor in the amount of $20,000. The notes mature June 28, 2028. Interest will accrue in an amount that will depend on the Organization's top-line revenue stream with a minimum of the applicable federal rate on the date of note and a maximum of 9% annually (See additional terms at Note 5). In August 2019 the Organization obtained additional financing from one new accredited investor in the amount of $100,000. This note matures on June 28, 2029.

In April 2019 the Organization made a loan to the Homeless Services Center in the amount of $100,000. The interest rate is 6%. All accrued interest and principle is payable in April 2021. As of August 2019, Homeless Services Center has drawn down $50,000 in principal balance.

Also in April 2019 the Organization increased the Line of Credit to Envision I, LLC to $1,700,000.

In March 2019 the Organization was awarded a $30,000 federal grant to be spent on an affordable housing development in East Oakland, California.

Also in March 2019 the Organization made a loan to Genesis Worship Center: Family Church in the amount of $15,000. The interest rate is 6%. All accrued interest and principle is payment in March 2021. As of August 2019, Genesis Worship Center: Family Church has drawn down the $15,000 loan in full.

NOTE 15 -   DATE OF MANAGEMENT'S REVIEW:

New Way Homes, Inc. has evaluated events subsequent to December 31, 2018, to assess the need for potential recognition or disclosures in the financial statements. Such events were evaluated through August 23, 2019, the date these financial statements were available to be issued. Based upon this evaluation, it was determined that no other subsequent events occurred that require recognition or additional disclosure in the financial statements.